FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

Report of Foreign Issuer

22 May, 2008

File no. 0-17630

Directorate Change

CRH public limited company
Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X     Form 40-F

(Indicate by check mark whether the  registrant  by furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission  pursuant to Rule  12g3-2(b)  under the  Securities  Exchange  Act of  1934).

Yes      No X

(If "Yes" is marked,  indicate below the file number  assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

This report on Form 6-K is deemed to be incorporated by reference in the prospectus contained in the registration statements on Form F-3 (No.333-137106-01) and Form S-8 (No.s 333-90808, 333-6040, 333-8720, 333-10430, 333-13308 and 333-103656) of CRH plc, and to be part thereof from the date on which this Report has been furnished, to the extent not superceded by documents or reports subsequently filed or furnished.

Enclosure: Directorate Change

CRH plc
22 May 2008

CRH APPOINTS CHIEF EX
E
CUTIVE DESIGNATE
AND CHIEF OPERATING OFFICER DESIGNATE

CRH plc, the international building materials group, announces the appointment of Mr. Myles Lee as Group Chief Executive Designate. Mr. Lee will succeed the current Chief Executive,
Mr.
Liam O'Mahony, when he retires as previously announced at the end of 2008.
 Mr. Lee, a civil engineer and accountant, is aged 55 and joined CRH in 1982. He was appointed General Manager Finance in 1988 and became Finance Director in November 2003
,
 at which time he joined the CRH Board.

CRH also announces the appointment of Mr. Albert Manifold as Group Chief Operating Officer Designate (COO). He will take up this role and join the CRH Board in January 2009.

Mr. Manifold,
an accountant and
an MBA
, is aged 45
and joined CRH in 1998. He has held a variety of senior positions including Group Development Director and, since July 2007, Managing Director Europe Materials.

The new position of COO, reporting to the Group Chief Executive, reflects a natural evolution of the organisational structure in CRH, given the continuing growth and development of the Group in the
US
, Western Europe and the emerging markets of
C
entral/
E
astern Europe and
Asia
.

CRH plc,
Belgard

Castle
, Clondalkin,
Dublin
 22,
Ireland
 TELEPHONE +353.1.4041000 FAX +353.1.4041007
E-MAIL
mail@crh.com
WEBSITE
 www.crh.com Registered Office,
42 Fitzwilliam Square
,
Dublin
 2,
Ireland

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date:  22 May, 2008

                                                    By: ___/s/ M. Lee___

M. Lee
                                                        Finance Director